PRESS RELEASE


             Tikcro Technologies Reports 2008 Third Quarter Results
                              and Management Change

Tel Aviv, Israel, November 27, 2008 -- Tikcro Technologies Ltd. (OTC BB: TIKRF) today reported results for the third quarter and nine months ended September 30, 2008.

Net income for the third quarter was $550,000, or $0.07 per share. Net income for the nine months ended September 30, 2008 was $479,000 or $0.06 per share. Net income in the third quarter was a result of financial income from Tikcro's holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. As of September 30, 2008 the Company had cash and marketable securities totaling $7.8 million.

In July 2008, Tikcro acquired common stock, a convertible note and a warrant of BioCancell for a total consideration of $2.5 million. BioCancell is currently conducting a Phase IIb clinical trial using its leading drug, BC-819, for the treatment of superficial bladder carcinoma cancer. BioCancell is also at an advanced stage of receiving an approval to conduct Phase I clinical trials for the treatment of ovarian cancer and for the treatment of pancreatic cancer.

In addition, Tikcro announced that it has appointed Mr. Eric Paneth, a member of the Board of Directors, as its Chief Executive Officer. Mr. Paneth has agreed to serve as Chief Executive Officer for no consideration. As noted in the Company's prior SEC filings, Mr. Aviv Boim, Tikcro's former Chief Executive Officer, will continue to serve as Tikcro's nominee to the Board of Directors of BioCancell.

About Tikcro Technologies:

Tikcro is a company traded on the OTC Bulletin Board. Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.


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                                           Tikcro Technologies Ltd.
                                                 Balance Sheet
                                           (US dollars in thousands)

----------------------------------------------------------------------------------------------------------


                                                               September 30,          December 31,
                                                                    2008                  2007
         Assets
               Current assets

               Cash and short-term marketable securities        $    7,840     $           10,325
               Other receivables                                        11                     32
                                                                        --                     --
                    Total current assets                             7,851                 10,357

               Investment in Biocancell - stock, convertible
               note and warrant                                      3,362                      0

                    Total assets                                $   11,213     $           10,357
                                                                ----------       ----------------

         Liabilities and Shareholders' Equity
               Current liabilities
               Other current liabilities and related party
               current account                                  $      342     $              170
                                                                ----------       ----------------
                    Total current liabilities                          342                    170



               Shareholders' equity                                 10,871                 10,187
                                                                -----------      ----------------

               Total liabilities and shareholders' equity       $   11,213     $           10,357
                                                                ----------       ----------------



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                            Tikcro Technologies Ltd.
                            Statements of Operations
                (US dollars in thousands, except per share data)
-----------------------------------------------------------------------------------------------------------------------------------

                                                           Three Months Ended September 30         Nine Months Ended September 30
                                                              2008                 2007                 2008              2007
                                                              ----                 ----                 ----              ----

General and administrative expenses                           $344        $         61          $        640       $         199
                                                         ----------------     ----------------      --------------     ------------


Total operating expenses                                       344                  61                   640                 199

                                                         ----------------     ----------------      --------------     ------------

Operating loss                                                (344)                (61)                 (640)               (199)

Financial income, net                                          894                 122                 1,119                 361
                                                         ----------------     ----------------      --------------     ------------

Net income                                                    $550        $         61          $        479       $         162
                                                         ================     ================      ==============     ============

                                                         ----------------     ----------------      --------------     ------------
Basic and diluted net earnings per share                      $0.07       $       0.01        $         0.06       $      $ 0.02
                                                         ================     ================      ==============     ============

Basic weighted average shares                                 8,198              7,909                 8,139               7,909
                                                         ================     ================      ==============     ============
                                                         ================     ================      ==============     ============

Diluted weighted average shares                               8,198              8,062                 8,160               8,065
                                                         ================     ================      ==============     ============
                                                         ================     ================      ==============     ============




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